1076235

P.E. 2/1/02

02013423

RECEIVED FEB 06 2002 354 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

PROCESSED FEB 12 2002 THOMSON FINANCIAL

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2002

RESEARCH IN MOTION LIMITED

By: /s/ Jim Balsillie
Jim Balsillie
Chairman & Co-CEO

DOCUMENT 1

February 5, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION AND GLENAYRE ANNOUNCE ALLIANCE FOR NEW SOLUTIONS, AND SETTLEMENT OF PATENT AND TRADEMARK INFRINGEMENT LITIGATION

Companies Agree to Integrate Unified Communications Solution with BlackBerry

Waterloo, Canada and Atlanta, Georgia – February 5, 2002 – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM), a world leader in the mobile communications market, and Glenayre Electronics, Inc. (Nasdaq: GEMS), a leading global provider of advanced and next-generation messaging solutions, today announced that the companies are working together to integrate Glenayre's messaging services with RIM's BlackBerry Wireless Handheld™. This collaboration will create a carrier-grade offering that will provide seamless integration of voice mail, e-mail, fax, and text messages on a single device.

"BlackBerry is built on an extensible Java-based architecture that allows RIM to partner with other leading technology companies to continuously expand the BlackBerry value proposition," said Mike Lazaridis, President and Co-CEO at Research In Motion. "Our development effort with Glenayre is designed to expand our carrier partners' service offering and deliver another compelling mobile application for BlackBerry users."

"Glenayre is excited by the opportunities this alliance presents," said Eric Doggett, President and Chief Executive Officer for Glenayre. "We are focused on using technology as a tool to simplify communications. Together with RIM, our unified communications solutions will make it easier for subscribers to stay in touch by increasing the degree of control over when, where and how they communicate, while reducing the number of devices they need to purchase and carry. By leveraging RIM's impressive secure enterprise reach and expertise with Glenayre's carrier-grade unified communications solutions, we believe our joint offering will be both highly differentiating and compelling for service providers and users."

Based on the initial collaboration, a technology demonstration is planned for Glenayre's stand #B31 during the GSM World Congress tradeshow from February 19-22, 2002 in Cannes, France. The technology demonstration will illustrate how subscribers will be able to manage, receive and listen to voice messages using BlackBerry handhelds.

The companies also announced they have reached a settlement of the patent and trademark infringement complaint filed by RIM in May 2001. Under the terms of the agreement, both parties acknowledge that RIM's Single Mailbox Integration Patent (United States Patent No. 6,219,694) is valid and both parties agree to dismiss all pending claims. Further details of the settlement were not disclosed. Glenayre's suit filed in July 1999 has also been resolved.

About Glenayre:
Glenayre is a leader of enhanced services and unified communications solutions for service providers including wireless, fixed network, ISP and broadband. Glenayre systems are designed on open platforms with a standards-based architecture supporting IP and traditional telephony networks for a graceful evolution from 2G to 2.5G and 3G services. More than 200 service providers in over 60 countries have deployed Glenayre messaging solutions for voice, fax and e-mail messaging, including one-number services, voice navigation and voice dialing, mailbox out-dialing and one-touch call return. Glenayre, headquartered in Atlanta, Georgia, has been providing carrier-grade communications solutions for the global market for nearly 40 years. For more information, please visit www.Glenayre.com.

About Glenayre's Personal Communications Portal:
Glenayre's continued development of innovative voice services will culminate in a unique Personal Communications Portal that serves as a single base of control for all of a user's communications activities. Service providers that deploy this personal portal will be able to offer flexible, customized solutions that deliver and manage content for a variety of subscriber markets. Subscribers will be able to customize their Personal Communications Portal, select the content that best suits their needs and access and manage information to get what they want, whenever they want it. By making communications services easier to use, service providers can increase their revenue streams, build subscriber loyalty and reduce costly churn.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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RIM Safe Harbor Statement

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

Glenayre Safe Harbor Statement

This news release contains statements that may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future revenues and earnings results, and are based upon Glenayre's current forecasts, expectations and assumptions, which are subject to a number of risks and uncertainties that could cause the actual outcomes and results to differ materially. These results and uncertainties are discussed in the company's most recently filed Form 10-Q. These factors may include dependence on new product development; control of costs and expenses; potential product mix changes which affect the company's overall profit margin; effective convergence of technologies; potential market changes resulting from rapid technological advances; competition; variability of quarterly results; volatility of the company's stock price; limits on protection of proprietary technologies; potential changes in government regulation; international business risks; and the continuation and expansion of original equipment manufacturer agreements.